

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
David Mullins
Chief Executive Officer
First Xeris Corp.
7329 Featherstone Blvd.
Sarasota, FL 34238

> **Re: First Xeris Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-188061**

Dear Mr. Mullins:

We have reviewed your responses to the comments in our letter dated November 27, 2013 and have the following additional comments.

Prospectus Summary, page 3

1. We note your response to our prior comment 4 and reissue in part. Please revise to disclose how long you expect your current cash on hand to last at the current burn rate, and explain why you believe that September represents your most recent practicable date.

Business Description, page 18

Notes to Financial Statements, page F-7

Note 2. Going Concern, page F-7

2. We note your response to our prior comment 18 and reissue in part. Please clarify why you believe your future financing and working capital needs will be met "largely" by the sale of public equity securities, when it appears that an overwhelming proportion of your future financing needs are dependent upon significant additional financing.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
       Diane J. Harrison, Esq.